FORM 6-K
                                    --------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                        REPORT OF FOREIGN PRIVATE ISSUER
                        --------------------------------
                     PURSUANT TO RULES 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                         For the month of January, 2003
                                          -------------

                          ROYAL CARIBBEAN CRUISES LTD.
                          ----------------------------

                    1050 Caribbean Way, Miami, Florida 33132
                    ----------------------------------------
                    (Address of principal executive offices)




     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

        Form 20-F         x              Form 40-F
                        -----                           -----

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

        Yes                              No               x
                        -----                           -----


     [If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

                                     Contact:  Lynn Martenstein or Dan Mathewes
                                               (305) 539-6570 or (305) 539-6153

                                     For Immediate Release


                            ROYAL CARIBBEAN REPORTS
                            -----------------------
                   FOURTH QUARTER AND FULL YEAR 2002 RESULTS
                   -----------------------------------------


MIAMI - (January 30, 2003) - Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) announced today fourth quarter earnings of $38.3 million, or $0.20 per share, compared to a net loss of ($39.0) million, or ($0.20) per share, in 2001. Included in the fourth quarter of 2002 are net proceeds of $33.0 million, or $0.17 per share, related to the termination of the proposed DLC merger with P&O Princess. Fourth quarter earnings are better than those previously predicted by the company due to better than expected yield performance.

Net yields (net revenue per available passenger cruise day) for the fourth quarter were up 10.6% compared to previous guidance of 7% to 9%. As a result, net yields for the full year were only 0.7% below the level experienced in 2001.

"Obviously, the fourth quarter of 2001 was greatly impacted by the aftermath of 9/11," said Bonnie S. Biumi, Acting Chief Financial Officer of Royal Caribbean Cruises Ltd. "Nevertheless, a double digit yield improvement in the face of a double digit capacity increase amply demonstrates the strength of our brands."

For the full year 2002, net income was $351.3 million, or $1.79 per share, compared with $254.5 million, or $1.32 per share, in 2001. Included in 2002 are net proceeds of $33.0 million, or $0.17 per share, related to the termination of the proposed DLC merger with P&O Princess and a charge of $20.0 million, or $0.10 per share, recorded in connection with a litigation settlement. Excluding the impact of these items, net income for 2002 would have been $338.3 million, or $1.72 per share. Earnings for 2001 were negatively impacted by the events of September 11 and ships out of service. The comparable figures for 2001 were $318.9 million, or $1.65 per share. Revenues for the year were up 9.2% at $3.4 billion, compared with $3.1 billion in 2001. The increase in revenues for the year was due to a 15.0% increase in capacity, partially offset by the 0.7% decline in yields and a decrease in the air/sea mix from 24.0% in 2001 to 14.2% in 2002.

For the year operating costs were $2.1 billion, up from $1.9 billion in 2001, but down 5.0% on a per available passenger cruise day basis. The company believes changes in running expenses (i.e., those expenses directly associated with shipboard operations) and SG&A to be a more relevant measure of its ability to control costs in a manner that positively impacts the bottom line. Running and SG&A expenses for the year (excluding fuel, the Brilliance of the Seas lease payments, the litigation settlement and the costs associated with September
11th) were down 4.8% on a per available passenger cruise day basis.

"While 2002 has been a very trying year for everyone in the tourism business, we are pleased to have held our own so well during these challenging times. Who would have ever imagined after September 11th that we would be able to achieve net revenue yields close to last year's levels with a 15% capacity increase," said Richard D. Fain, Chairman and CEO of Royal Caribbean Cruises Ltd. "Our commitment to cost savings and the strength of our brands clearly contributed to our 2002 accomplishments."

Looking forward, we are just a few weeks into what has been characterized as the industry's "wave period." While this period continues to be an important booking period, the trend towards closer in bookings has reduced its importance as an indicator of full year patterns while making it even more relevant for first quarter bookings. Bookings over this period have been slower than we had hoped to see especially for sailings earlier in the year. We believe that this is due to uncertainty about a potential conflict in Iraq coupled with a weaker economy and the impact of last December's publicity concerning stomach flu onboard certain vessels. While "wave period" bookings are lower than last year, we had very strong bookings through late 2002 and we do not have the hole created by September 11th to fill. As a result, the company expects to achieve an increase in net yields for the first quarter in the range of 2-4%. Because bookings continue to come closer to sailing date, we have limited visibility past the first quarter of 2003, which makes it difficult to provide net yield guidance for the full year. However, if we are able to achieve a modest increase in net yields for 2003, the company believes that the current consensus full year estimates of approximately $2.00 per share are reasonable.

Year-over-year cost comparisons will be complicated by a change in concession arrangements and the full year impact of the operating lease for Brilliance of the Seas. Consistent with what others are seeing, the company is also experiencing substantial increases in fuel and insurance costs. Management anticipates that running and SG&A expenses (excluding fuel, the Brilliance of the Seas lease payments, the litigation settlement and the change in concession arrangements) will increase 2% to 3% for the full year on a per available passenger cruise day basis. The increase in costs is expected to be significantly higher in the first quarter than any other quarter because of a shift in the timing of our marketing spend. As a result, management anticipates that the company's earnings growth will be in the middle two quarters, which are also the seasonally strongest of the year.

The company is scheduled to take delivery of two ships in 2003 and one ship in 2004. Capital expenditures for 2003, 2004 and 2005 are estimated to be $1.1 billion, $0.5 billion and $0.1 billion, respectively. Depreciation and amortization is expected to be in the range of $360 to $370 million and assuming no significant changes in interest rates, net interest expense is expected to be in the range of $290 to $310 million.

During the quarter, the company took delivery of Navigator of the Seas, which joins her three sister ships as the world's largest and most innovative cruise vessels. In addition to the signature Voyager-class rock-climbing walls and ice skating rinks, the Navigator of the Seas has designated an additional 6,000 square feet to youth space as well as introduced the industry's first wine education/entertainment venue through Vintages wine bar. "Our new ships continue to receive rave reviews from our guests and the travel industry," said Fain. "Superior hardware and service levels resulted in an increase in our customer satisfaction ratings for 2002 and continue to generate strong demand for our two brands."

The fourth quarter saw the release of Celebrity's "A True Departure" campaign. This distinctive campaign showcases guests as "celebrities" and centers around the brand's commitment to customer service. The Celebrity T-shirts used in this campaign have become quite the rage. Based upon initial market reaction, the campaign is off to a good start on increasing Celebrity's brand awareness.

The company has scheduled a conference call at 10 a.m. Eastern Time today to discuss its earnings. This call can be listened to, either live or on a delayed basis, on the company's investor relations web site at www.rclinvestor.com. A slide presentation will accompany the conference call, and is also available for viewing at www.rclinvestor.com.

Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International and Celebrity Cruises, with a combined total of 25 ships in service and three under construction or on firm order. The company also offers unique land-tour vacations in Alaska, Canada and Europe through its cruise-tour division. Additional information can be found on www.royalcaribbean.com, www.celebrity.com or www.rclinvestor.com.

Certain statements in this news release are forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performances or achievements to differ materially from future results, performance or achievements expressed or implied in such forward-looking statements. Such factors include general economic and business conditions, changes in cruise industry competition, reduced consumer demand for cruises as a result of any number of reasons, including armed conflict or political instability, availability of air service, the delivery schedule of new vessels, ships out of service, changes in interest rates or oil prices and other factors described in further detail in Royal Caribbean's filings with the Securities and Exchange Commission.

                            Financial Tables Follow
                                     (####)



                          ROYAL CARIBBEAN CRUISES LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (unaudited, in thousands, except per share data)

                                                        Fourth Quarter Ended      Twelve Months Ended
                                                            December 31,              December 31,
                                                      -----------------------   -----------------------
                                                         2002        2001          2002         2001
                                                      ---------   -----------   ----------   ----------
Revenues                                              $ 780,930   $ 655,977     $3,434,347   $3,145,250
                                                      ---------   ---------     ----------   ----------
Expenses
  Operating                                             510,074      444,893     2,113,217    1,934,391
  Marketing, selling and administrative                 118,823      110,332       431,055      454,080
  Depreciation and amortization                          85,587       81,763       339,100      301,174
                                                      ---------   ---------     ----------   ----------
                                                        714,484      636,988     2,883,372    2,689,645
                                                      ---------   ---------     ----------   ----------
Operating Income                                         66,446       18,989       550,975      455,605
                                                      ---------   ---------     ----------   ----------
Other Income (Expense)
  Interest income                                         2,005        4,842        12,413       24,544
  Interest expense, net of capitalized interest         (63,811)     (67,461)     (266,842)    (253,207)
  Other income (expense)                                 33,637        4,665        54,738       27,515
                                                      ---------   ---------     ----------   ----------
                                                        (28,169)     (57,954)     (199,691)    (201,148)
                                                      ---------   ---------     ----------   ----------
Net Income (Loss)                                     $  38,277   $  (38,965)   $  351,284   $  254,457
                                                      =========   ==========    ==========   ==========
Earnings (Loss) Per Share:
  Basic                                               $    0.20   $    (0.20)   $     1.82   $     1.32
                                                      =========   ==========    ==========   ==========
  Diluted                                             $    0.20   $    (0.20)   $     1.79   $     1.32
                                                      =========   ==========    ==========   ==========
Weighted average shares outstanding:
  Basic                                                 192,741      192,300       192,485      192,231
                                                      =========   ==========    ==========   ==========
  Diluted                                               195,656      192,300       195,731      193,481
                                                      =========   ==========    ==========   ==========
                                   STATISTICS


                                                        Fourth Quarter Ended      Twelve Months Ended
                                                            December 31,              December 31,
                                                      -----------------------   -----------------------
                                                         2002        2001          2002         2001
                                                      ---------   -----------   ----------   ----------
Occupancy as a percentage of total capacity               101.3%        96.0%       104.5%       101.8%

Guest Cruise Days                                      4,595,907    3,881,859   18,112,782   15,341,570

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ROYAL CARIBBEAN CRUISES LTD.
                                        ----------------------------
                                        (Registrant)


Date:  January 30, 2003                 By: /s/ BONNIE S. BIUMI
                                            ------------------------
                                        Bonnie S. Biumi
                                        Acting Chief Financial Officer